 Exhibit 99.2

Annual General Shareholders Meeting SHL Telemedicine Ltd. to be held February 8, 2024 For Holders as of January 4, 2024 Annual General Shareholders Meeting of SHL Telemedicine Ltd. Date: February 8, 2024 See Voting Instruction On Reverse Side. Please make your marks like this: Use pen only Please separate carefully at the perforation and return just this portion in the envelope provided. Recommend For Against Abstain Agenda: 1. To amend the Company’s Articles of Association to increase the maximum number of directors who can serve on the Board at any one time from nine to ten. 2(a). To approve the reelection of Mr. Yariv Alroy as a director, to serve until the next annual meeting of shareholders; 2(b). To approve the reelection of Mr. Ehud Barak as a director, to serve until the next annual meeting of shareholders; 2(c). To approve the reelection of Mr. David Salton as a director, to serve until the next annual meeting of shareholders; 2(d). To approve the reelection of Mr. Erez Alroy as a director, to serve until the next annual meeting of shareholders; 2(e). To approve the reelection of Prof. Amir Lerman as a director, to serve until the next annual meeting of shareholders; and 2(f). To approve the reelection of Mr. Erez Nachtomy as a director, to serve until the next annual meeting of shareholders. 3. To approve the election of Ido Neuberger as a director of the Board, to serve until the next annual meeting of shareholders. 4. To approve the election of Nir Rotenberg as a director, to serve until the next annual meeting of shareholders. 5. To approve the Company’s Compensation Policy for officers and directors for an additional period of three years from the date of the Annual General Meeting, with certain changes thereto as described in Proposal 5 of the Proxy Statement. 5(a). Are you a “Controlling Shareholder”[1] or do you have a “personal benefit or other interest”[1] in the proposal?[2] If you checked “YES”, please describe: 6. To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual meeting of shareholders, and To approve the Board, upon recommendation of the audit committee, be authorized to fix the remuneration of said independent registered public accounting firm in accordance with the volume and nature of their services. MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. All votes must be received by 12:00 p.m. EST February 2, 2024. PROXY TABULATOR FOR SHL TELEMEDICINE LTD. P.O. BOX 8016 CARY, NC 27512-9903 Recommend Yes No EVENT # CLIENT # [1] As such term is defined in the Israel Companies Law and as described in the Proxy Statement for the Annual General Meeting. [2] In the event you either fail to check this box or mark “Yes” but fail to describe the nature of your personal benefit or other interest, your vote will not be counted. Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2023 Mediant Communications Inc. All Rights Reserved 23-31414-1 SHL Telemedicine VIF.indd 1 12/21/2023 12:47:59 PM

23-31414-1 SHL Telemedicine VIF Proof 16 SHL Telemedicine Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. EST on February 2, 2024) The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of SHL Telemedicine Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business January 4, 2024, at the Company’s Annual General Shareholders Meeting to be held on February 8, 2024, at 5:00 p.m. Israel time at the Company’s offices at Ashdar Building – 2nd Floor, 90 Yigal Alon Street, Tel Aviv, Israel. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR SHL Telemedicine Ltd. P.O. Box 8016 Cary, NC 27512-9903 23-31414-1 SHL Telemedicine VIF.indd 2 12/21/2023 12:47:59 PM